UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
September 8, 2006
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐           No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa

For the business and financial press

Munich, September 8, 2006
Thomas Ganswindt leaves Siemens
Thomas Ganswindt (46), member of the Siemens Corporate Executive Committee, will leave the company at his own request on September 30, 2006. Looking for new challenges, Ganswindt will serve as President and CEO of the Elster Group, Luxembourg. Elster, formerly Ruhrgas Industries, is a leading supplier of metering solutions.
Thomas Ganswindt began his career at Siemens early in 1989 at the Numerical Controllers Division in the Automation Group. He subsequently held various management positions at Transportation Systems (TS), including serving as head of the signaling and control systems business for main line and mass transit. In this function, Ganswindt was a major force behind the innovative concepts that have helped make Siemens a global leader in the field of signaling and control systems. As a member of the TS Group Executive Management, he played a decisive role in the Group’s turnaround. Later, as President of the Information and Communication Networks Group (ICN) — the former fixed network business of Siemens — he systematically implemented restructuring measures necessitated by industry conditions, and prepared the business for the technology shift toward converging networks and products.
Ganswindt was appointed to the Managing Board of Siemens AG in December 2002 and to the Corporate Executive Committee in October 2004, where he had special responsibility for the Information and Communications (I&C) business area. A new course had to be set as part of the strategic reorientation of I&C, and most of the associated measures have already been carried out or initiated.
About Elster Group
Elster Group (formerly Ruhrgas Industries), is the world’s leading manufacturer and supplier of high quality integrated metering solutions to the gas, electricity and water industries. The group has over 9,000 staff and operations in 37 countries, focused in North and South America, Europe and Asia. Elster’s high quality products and systems reflect the wealth of knowledge and experience gained from over 170 years of dedication measuring precious resources and energy. The Elster Group is headquartered in Luxembourg.
About Siemens
Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 461,000 employees working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in 190 countries. Founded more than 155 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2005 (ended September 30), Siemens had sales from continuing operations of EUR 75.4 billion and income from continuing operations of EUR 3.058 billion. Further information is available on the Internet at: www.siemens.com.

Siemens AG Corporate Communications Media Relations 80312 Munich	Reference number: AXX 20060951 e Peik v. Bestenbostel 80312 Munich Tel.: +49-89 636-36320 Fax: -30085 E-Mail: peik.bestenbostel@siemens.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: September 8, 2006	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President Financial Reporting and Controlling